120 Wall Street | 25th Floor | New York, NY 10005
Tel: (212) 644-2434 | Fax: (212) 838-0647 | www.SiebertNet.com

October 8, 2018

To: United States
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Financial Services
Washington, D.C. 20549

Re: Siebert Financial Corp.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed April 13, 2018
Form 10-Q for Fiscal Quarter Ended June 30, 2018
Filed August 13, 2018
File No. 000-05703

Dear SEC:

Outlined below is our response to your above inquiry dated September 7, 2018. As per my conversation with John Pitz, the time frame of our response includes a ten-day extension.

Sincerely,

Andrew Reich
Chief Financial Officer
Siebert Financial Corp.
120 Wall Street
New York, New York 10005

Form 10-K for Fiscal Year Ended December 31, 2017
 Notes to Consolidated Financial Statements
Note E - Income Taxes, page F-11

1. Please tell us and revise your future filings to discuss in detail how the adoption of the Tax Cuts and Jobs Act impacted your current and future financial results and your financial position at December 31, 2017. Refer to ASC 740-10-50-9(g) for guidance.

The Company’s Response:

The Company considered the effects of the Tax Cuts and Jobs Act (the Act) under the guidance referred to above and ASC 740-270-25-5 as follows:

US Corporate Tax Rates
The statutory federal income rates in effect of 34% at December 31, 2017 and 21% in subsequent periods were utilized to calculate the income tax provision. This provision will result in lower income tax expense subsequent to 2018.

Net Operating Loss Carry Overs

The Act applies an 80% limitation to losses arising after 2017 and does not allow a loss to be carried back. The Company has no losses available for carry back claims and currently has no losses subject to this limitation.

Adjustment of Deferred Tax Asset
The Company revalued deferred tax assets under provisions of the Act. The value of the deferred tax assets decreased from $10.4 million at December 31, 2017 to $7.2 million at June 30, 2018 primarily due to lower income tax rates. In each of the two subsequent reporting periods in 2018, the Company evaluated its deferred asset tax position and maintained a full valuation allowance.

Business Related Exclusions and Deductions
The Company evaluates business related exclusions and deductions and temporary or permanent differences on an ongoing basis including revisions in entertainment expenses deductible for income tax purposes under the Act. These considerations are included in the provision for income taxes.

The Company will revise its future filings to reflect the foregoing.

“Note A - Business Order, page F-8

2. You disclose that you accounted for the StockCross acquisition as an entity under common control, pursuant to ASC 805-50 and that the acquisition did not change the composition of Muriel Siebert & Co, Inc., a wholly owned subsidiary of the company, as a reporting entity. Please tell us in detail how you considered whether the acquisition resulted in a change in reporting entity of Siebert Financial Corp. considering the guidance in ASC 250. If you believe the transaction resulted in a change in reporting entity, please tell us how you concluded that the consolidated financial statements are presented in accordance with the guidance in ASC 805-50-45, or revise as appropriate.”

Response:

Siebert Financial Corp. management (“Management”), in consultation with Marks Paneth LLP (“Consultant”) and discussion with the Division of Corporation Finance on February 26, 2018, performed the following steps to determine that the appropriate accounting and disclosures for the Transaction:

Management Analysis

Parties:

StockCross Financial Services, INC. (“SFS” or “Seller”),

Muriel Siebert & Co., INC. (“MSCO”),

Siebert Financial CORP., (“Parent” or “SFC”)

The entities above collectively (“Parties”)

Gloria Gebbia (“Gloria”)

Richard S Gebbia (“Richard”)

Background Facts:

The Parties signed a sale agreement (“Transaction”), dated June 26, 2017, which stated that the Seller will sell, transfer, assign, convey and deliver to MSCO, and MSCO will acquire from Seller all of Seller’s right, title and interest in and to the certain assets, properties and rights of Seller as the same existing as of the close of business on the Closing Date, free and clear of all Liens.

The management of Muriel Siebert & Co., INC. (“Management”) performed the analysis to identify the appropriate treatment for the transaction.

Management used the following as basis for their assessment:

ASC 805-50. “Transactions between Entities under Common Control.”

FASB ASC 805 does not include a definition of the term "common control" that can be used in determining whether transactions are between commonly controlled entities.

The ownership structure and management of StockCross Financial Services, INC.

The ownership structure and management of Muriel Siebert & Co., INC.

The ownership structure and management of Siebert Financial CORP.,

The SEC intention as it relates to “1997 Twenty-Fifth Annual National Conference on Current SEC Developments” on December 9, 1997, Remarks by Donna L. Coallier

The definition as represented in SEC website Section 6710(a) (ee) “The term “common control” means the same natural person or entity controls two or more entities.  www.sec.gov/rules/sro/finra/2014/34-73762-ex5.pdf

Ownership and Control Analysis

Below are the main ownership interests.  As reflected, each of them owns 26% of SFS, with Richard S Gebbia being the head of management.

David J Gebbia	26.01%	1,600,000.00

John M Gebbia	26.01%	1,600,000.00

Richard S Gebbia	26.01%	1,600,000.00

The parties listed above are also known as the Gebbia Brothers.

As for Gloria, her ownership is represented below:

Gloria Gebbia	5.69%	350,000.00

The parties listed above are collectively (the “Gebbia Family”)

Below are the main ownership interests of SFC, with Andrew Reich as the head of management:

Name	Class A Units				Common shares	%

Gloria E. Gebbia	1,100.00	4,900.00	5,390,000	49.00%	2,606,337	9.60%

Kennedy Cabot Acquisition					14,987,283	55.19%

Richard Gebbia	1,100.00	1,000.00	1,100,000	10.00%	1,808,425	6.66%

Analysis

FASB ASC 805 does not include a definition of the term "common control" that can be used in determining whether transactions are between commonly controlled entities. With that said, FASB ASC 805-50-15-6 does provide the following examples of the types of transactions that qualify as common control transactions:

•	An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.
•
A parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

•
A parent transfers its controlling interest in several partially owned subsidiaries into a new wholly owned subsidiary. That transaction also is a change in legal organization but not a change in the reporting entity.

•
A parent exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the less-than-wholly owned subsidiary of the parent, thereby increasing the percentage of ownership of the parent in the less-than-wholly owned subsidiary but leaving all of the existing noncontrolling interests outstanding.

•
A less-than-wholly owned subsidiary of the parent issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange. This type of transaction is not a business combination from the perspective of the parent.

•	A limited liability company is formed by combining entities under common control.

Per the SEC “1997 Twenty-Fifth Annual National Conference on Current SEC Developments” on December 9, 1997, Remarks by Donna L. Coallier, it is Management’s understanding that the term “family members” was used with the intention that it meant the parents and minors or children that do not have the ability and the capability to identify and pursue their own best interest.

A common-control transaction is a transfer of net assets or an exchange of equity interests between entities under the control of the same parent. While no consensus was reached on that issue, the SEC staff believes that common control exists between (or among) separate entities when immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

Management noted:
The Gebbia Family owns the majority shares of SFS
In December 2016, the Gebbia Family acquired the majority shares of SFC
Management has no evidence that Gebbia Family members will vote their shares in any way other than in concert

Management noted that the Gebbia Family transferred certain assets from SFS as detailed in the Transaction to SFC (which is owned 100% by MSCO), and in return SFS received shares in MSCO.

A change in reporting entity requires retrospective presentation as of the date common control existed, while no change in the reporting entity allows for prospective presentation. A change in reporting entity is typically defined as when a reporting entity now must present consolidated or combined financial statements in place of financial statements of individual entities; or when there is a change of specific subsidiaries that make up a group of entities for which consolidated financial statements are presented; or changing the entities included in combined financial statements. None of these situations apply to the Transaction as there is no new legal entity and the presentation of entities remains the same.

Management evaluated the Transaction to determine if it resulted in a change in the reporting entity as described in ASC 250-10:
Did the Transaction cause a change in the presentation (Consolidation or Combination) between SFC and SFS? The answer is no.

Did the Transaction cause a change in SFC reporting as part of MSCO? The answer is no.
The group of assets transferred from SFS to SFC are similar to assets held by SFC.

Consideration was also given to whether or not the assets transferred were of a similar nature to those held by MSCO at the time of the transfer, or if they were different, which could possibly result in a change in MSCO. Significantly, Management considered that there was no change in the reporting entity because the assets transferred/acquired were substantially the same as those used in the current business, and it is merely add-on of additional customers.

Based on the ASC 250-10 criteria not met, the Transaction did not result in a change in reporting entity.

Based on the analysis listed above, it is Management’s position that

The Transaction meets the threshold of a transaction between entities under common control. The Transaction did not result in a change in the reporting entity. As the transfer of net assets and related operations did not change the composition of MSCO as a reporting entity, retrospective combination of the entities for all periods presented as if the combination had been in effect since the inception of common control was not required. Accordingly, the net assets transferred, and related operations were presented prospectively as of the closing date of the transaction.

Accordingly, the Company’s consolidated financial results includes the financial results of SFS assets acquired as part of the Transaction prospectively, as of the date of the transfer. It is Management’s conclusion that the consolidated financial statements are presented in accordance with the guidance in ASC 805-50-45.

Note 7. Provision for Income Taxes, page 9

3. We note your disclosure that due to cumulative previous losses incurred by the Company, the Company is unable to conclude it is more likely than not to realize its deferred tax asset in excess of the deferred tax liability and accordingly, the Company has recorded a full valuation allowance as of December 31, 2017 and June 30, 2018. We also note you have recorded net income for fiscal year ended December 31, 2017 and subsequent quarterly periods ended March 31, 2018 and June 30, 2018. Please ensure you consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. Refer to ASC 740-10-30-16 through 30-25 for guidance. Additionally, please revise future filings to discuss the factors that impact your estimates and judgment regarding the reliability of your deferred tax asset and the measurement of your valuation allowance. Refer to ASC 740-10-50-21 for guidance.

The Company’s Response:

As noted in Note E of the 2017 Form 10-K, the Company established a $10.4 million valuation allowance against the deferred tax asset. In each of the two subsequent reporting periods in 2018, the Company evaluated its deferred asset tax position and maintained a full valuation allowance.

In evaluating the allowance at December 31, 2017 and the two subsequent reporting periods, the Company fully evaluated the positive and negative evidence in determining both the need for and the size of the valuation allowance. The analysis for both year end and the two subsequent reporting periods was similar in nature, with values and projections updated to reflect actual results and new information as they arose. The discussion that follows summarizes the evaluation done at each reporting period and addresses the reasons why the Company believes that it is unable to conclude that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. As required by ASC 740-10-30-21, the Company evaluated both positive and negative evidence in terms of the following potential sources in determining the amount of the valuation allowance:

Future reversals of existing taxable temporary differences
The Company reviewed the reversal of existing taxable temporary differences and has not identified any such differences that will reverse in periods beyond the 20-year carry forward period (or the indefinite period under the Tax Act). Given the Company’s operating income, capital and liquidity levels and the stabilization of its capital position at December 31, 2017, March 31, 2018 and June 30, 2018, the Company is operating as a “going concern” with a relatively small chance of outright failure. As such, the Company believes that these factors and others indicate that positive evidence regarding the ability to reverse its existing taxable temporary differences outweighs the negative evidence. Existing taxable temporary differences (including tax loss carry forwards) totaled $23.3 million of the gross deferred tax asset at December 31, 2017, March 31, 2018 and June 30, 2018.

Future taxable income exclusive of reversing temporary differences and carry forwards
The Company developed an estimate of future earnings and taxable income for the period between 2018 and 2020 when it established its original valuation allowance on December 31, 2017 and has updated it in subsequent quarters. In developing the estimates of future earnings, several primary assumptions were used, and the results were probability weighted and averaged together to assist in determining both the need for a valuation allowance and the size of the allowance. In conducting this analysis each quarter, Management assumed economic conditions would continue to be favorable in 2018. These assumptions were in line with both national and regional economic forecasts. Given the challenging economy, neither scenario predicts strong levels of balance sheet growth. Key assumptions and results based on the most recent update are as follows:

•	Moderate increases in non-customer income, as results in trading income are unpredictable.
•	Significant growth in customers is not assumed, although it may occur as the Company continues to develop the customer base acquired in 2017.
•	Possibility of increases in operating expenses as well as clearing and execution fees.
•
According to the most recent forecast released at the Federal Open Market Committee meeting on September 26, 2018, U.S. GDP growth will rise to 3.1% in 2018, 2.5% in 2019, and 2.0% in 2020. This estimate takes into account President Trump's economic policies.

•
If, based on its assessment, the Company determines that it is more likely than not (intended to mean a likelihood that it is more than 50%) that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established.

Note that the assumptions only include those areas and activities that are relatively controllable by Company Management or as a result of initiatives already underway. In developing the scenario, Management sought to avoid using assumptions that relied extensively on market forces or other external factors such as growth created by an expanding economy, acquisition opportunities, new revenue sources or similar factors. While these external factors may occur, Management believed it more prudent in developing its valuation allowance to focus only on those areas that were more within Management’s control.

Based on the most recently updated projections used for the June 30, 2018 Form 10-Q, the total cumulative estimated taxable income for the period 2018 through 2020 was $6.5 million and generated an estimated tax provision of $1.4 million to offset the deferred tax asset. This total cumulative estimated taxable income was very similar to the amounts calculated at December 31, 2017 and March 31, 2018.

As noted above, for each of the three reporting periods, Management estimated the probability of each assumption occurring based on the information available at the time. This information included indications from our brokers, customers, regulatory authorities, and market conditions. Based on these probabilities and the estimates from 2018 to 2020, the resulting calculation led to potentially realizing a portion of the current net deferred tax asset of $326,000, $49,000 and $69,000 for December 31, 2017, March 31, 2018 and June 30, 2018, respectively. The Company has also evaluated the potential impact of IRS Section 382, “Change in Control” restrictions on the amount of its deferred tax asset that could be recaptured annually at each of the subject reporting periods. Based on Company and market conditions present at the time of the analysis for each period, the analysis conducted jointly by the Company and its independent tax advisor indicated the ability to recapture all of its deferred tax asset would be even subject to 382 limitations over the 20-year reporting period. In other words, the cumulative amount that could be recaptured over the 20-year period exceeded the amount of the deferred tax asset at each of the three subject reporting periods. In its evaluation of the appropriateness and size of the valuation allowance currently and the three reporting periods covered, Management considered the following negative and positive evidence, supported by the analysis summarized above:

Negative evidence:
•	Significant taxable losses from 2012 through 2016.
•	Continuing uncertain economic conditions, both nationally and in the Company’s local markets.
•	Uncertain regulatory conditions.
•	Competitive industry conditions, particularly as banks and brokerage firms compete against other financial institutions.
•	Potential IRS Section 382 restrictions on the Company’s ability to recapture all or part of the deferred tax asset.

Positive evidence:
•	General industry trends for the financial industry evidence a slow return to industry profitability.
•
Footholds in markets that represent significant growth opportunities for the Company. Although not included in the scenarios discussed above, the Company does have the potential for significant growth in these future markets.

•
Significantly improved operating results in the fourth quarter of 2017 and the first two quarters of 2018 that exceed the projections originally generated when the valuation allowance was first established.

•	Controllable efforts already underway to further improve Company profitability, operating expenses, and new non-interest revenue programs.
•	Projections that utilize conservative assumptions that are not based on rapid Company growth rates, significant improvement in underlying economies or new initiatives that are not already underway.
•	Evidence demonstrating a return to profitability including recent results of customer accounts acquired from StockCross Financial Services.

Management determined based on its assessment of both positive and negative evidence as well as objective and subjective evidence that it is more likely than not that the Company will not realize a portion of its deferred tax assets.

Management will continue to evaluate new information as it becomes available and adjust its analysis accordingly. Future increases or reductions in the valuation allowance will be based on the results of this analysis.  In future filings, Management will discuss the factors that impact its estimates and judgment regarding the reliability of the Company’s deferred tax asset and the measurement of the Company’s valuation allowance.

Item 4. Controls and Procedures, page 13

4. In your December 31, 2017 Form 10-K, you disclosed on page 25 that your disclosure controls and procedures were ineffective based on material weaknesses in internal control over financial reporting relating to (i) your lack of sufficient qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under generally accepted accounting principles (GAAP) and to prepare and review your consolidated financial statements and related disclosures to fulfill GAAP and SEC financial reporting requirements; and (ii) failure to utilize a disclosure checklist to ensure that all relevant and required GAAP disclosures are properly included in the financial statements. We also note your disclosure on page 26 related to your remediation efforts. Given your disclosure in both your 2018 Forms 10-Q that there were no material changes in your internal controls over financial reporting and that you were in the process of developing a remediation plan under the supervision of the Audit Committee and Board of Directors to improve the effectiveness of your controls, please tell us and revise to disclose in detail the basis for your officers' conclusions that the Company’s disclosure controls and procedures were effective as of the end of each of the interim reporting periods ended March 31, 2018 and June 30, 2018.

The Company’s Response:

During the 2017 audit, management identified a material weakness due to an inadequate design of controls over the preparation of the financial statements in accordance with Generally Accepted Accounting Principles.

As a result of the following enhancements in Siebert’s Financial Corp.’s reporting process, the issues regarding historical Material Weakness have been remedied as of this date and will be disclosed in our Form 10-Q filing for the quarter ending September 30, 2018.

The Company implemented the following procedures to remediate the identified Material Weakness:

We have added an additional individual to our accounting and financial staff.  This individual is experienced in financial reporting, budgeting and internal controls at Disney and Ernst & Young.  Under the guidance of our CFO, he has been working on and completed the remediation of the material weaknesses that were disclosed in our Form 10-K year ended December 31, 2017, to further ensure that there is appropriate level of controls and review over the consolidated financial statements and related disclosures to fulfill GAAP and SEC financial reporting requirements.

We have engaged an independent CPA/Consultant who has extensive experience in SEC reporting, internal controls and compliance who has been intimately involved in these areas to remediate the lack of qualified financial reporting and accounting personnel with an appropriate level of expertise to properly address complex accounting issues under generally accepted accounting principles (GAAP). In addition, this Consultant helps prepare and review our consolidated financial statements and related disclosures to fulfill GAAP and SEC financial reporting requirements.

We incorporated the usage of a checklist as part of quarter end and year end closing procedures to ensure that all relevant and required GAAP disclosures are properly included in the financial statements. This checklist was implemented to remediate the failure to utilize a disclosure checklist to ensure that all relevant and required GAAP disclosures are properly included in the financial statements.

Management will update the related disclosures in future filings to reflect the steps taken by Management to remediate the identified material weakness as stated below.

 “We have implemented a number of measures to address the material weaknesses identified in our internal controls over financial reporting which were disclosed on Form 10-K for the year ended December 31, 2017. During the first six months of 2018, we increased our accounting staff by hiring an individual with appropriate experience applying GAAP technical accounting guidance. We have also engaged an independent CPA/Consultant who has extensive experience in SEC reporting, internal controls, compliance and has been intimately involved in these areas to remediate the material weaknesses identified. We designed additional controls around identification, documentation and application of technical accounting guidance with particular emphasis on events outside the ordinary course of business. These controls include the implementation of additional supervision and review activities by qualified personnel, the preparation of formal accounting memoranda to support our conclusions on technical accounting matters, the development and use of checklists and research tools to assist in compliance with GAAP regarding complex accounting issues. Management has completed the implementation of our immediate remediation efforts related to all material weaknesses which will be reflected in our 2018 third quarter Form 10-Q.

Management concluded that the material weaknesses as defined in the Form 10-K for 2017 did not have any material effect on the financial statements contained in the Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018.”